

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

David Vélez Osorno
Chief Executive Officer
Nu Holdings Ltd.
Campbells Corporate Services Limited, Floor 4
Willow House, Cricket Square, KY1-9010
Grand Cayman, Cayman Islands

> **Re: Nu Holdings Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 30, 2021**
> **File No. 333-260649**

Dear Mr. Osorno:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Underwriting, page 313

1. We note your disclosure that you anticipate that some shares will be offered through Morgan Stanley Wealth Management, Robinhood Financial LLC and SoFi Securities LLC. Please disclose here and in the risk factor on page 80 the percentage of shares registered in this offering that will be offered by each of the three referenced platforms.

You may contact Michelle Miller at (202) 551-3368 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Byron B. Rooney, Esq.